Mail Stop 3561

July 17, 2009

Ting Chen
Chief Financial Officer
China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

Re: China Carbon Graphite Group, Inc.
File No. 333-114564
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Ms. Chen:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 31, 2008

Management's Discussion and Analysis, page 13

Liquidity and Capital Resources, page 20

1. Please provide a discussion and analysis in your annual and interim period filings of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. Please note that references to line items (or changes therein) in the statements of cash flows and results of operations prepared on the accrual basis of accounting do not provide a sufficient

basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Report of Independent Public Accounting Firm, page F-2 and F3

2.   We note that your operations are in the PRC but your audit reports were signed (current and prior year) by two audit firms, one based in California and the other based in New York. In this regard, please describe for us how these U.S. auditors perform the audit of the PRC operations. In your response, please tell us whether another foreign audit firm assisted in the audit. If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work was performed by the other firm.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Condensed Consolidated Statements of Cash Flows, page 6

3.   Please explain to us why "construction in progress" is a source of cash for investing activities of $1,178,041 for 2009.

Notes to the Condensed Consolidated Financial Statements, page 7

Note 2: Basis of Preparation of Financial Statements, page 7

4.   Please explain to us and disclose why Talent has not made the required payment in regard to its investment in Yongle nor applied for an extension of time to make the payment, and to whom the payments are to be made. In connection with this, clarify for us and in your disclosure the statement in note 15 "If the Company is unable to make the payment, the Company will seek to obtain a reduction in the stated capital," in particular, the entity whose capital would be reduced and the relationship of doing such to your required payment. If a reduction in capital is sought, tell us and disclose how this will be accomplished. Also, since the required payments in regard to the investment in Yongle appear to coincide with the amount of the investment when the license was issued, explain to us and in your disclosure how a subsequent reduction in capital would reduce your required payments, as indicated on page 28 of MD&A. Further, tell us and disclose the basis for your belief stated on page 8 that the investment can be fully paid up on time and the statement on page 28 that you expect to make these payments.

5.   Please tell us whether you have recorded a liability of $4 million for the total required payments in regard to the license associated with the investment in Yongle and where the obligations and related expense are reported in your financial statements. It appears to us that the total of the required payments is an obligation incurred when the license was issued that is payable over time. In

connection with this, it appears that these required payments should be included in the contractual table obligations as known contractual obligations. Please advise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief